Mail Stop 6010

May 1, 2007

<u>VIA U.S. MAIL and FACSIMILE</u>

Eric K. Brandt
Chief Financial Officer
Broadcom Corporation
16215 Alton Parkway
Irvine, CA 92618-3616

      RE: Broadcom Corporation
               Form 10-K for the fiscal year ended December 31, 2006
               Filed February 20, 2007
               File No. 000-23993

Dear Mr. Brandt:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Income, page F-3

1. We note that you present stock-based compensation charges as a footnote on the
    face of your statement of income in a table that presents total stock-based
    compensation. Consistent with the guidance in SAB Topic 14-F, please revise the
    statement to present the related stock-based compensation in a parenthetical note
    to the appropriate income statement line items, or to remove the total stock
    compensation line from the table. As indicated in that guidance, you may also
    present the information in the footnotes to the financial statements or within
    MD&A.

2. Additionally, we see that you present pro forma stock based compensation as if
    the company had applied the fair value recognition provisions of SFAS 123 in
    prior periods as a footnote on the face of your statement of income. Please revise
    future filings to remove the pro forma information from the face of the income
    statement. We note that this information is also presented in the footnotes to your
    financial statements.

Note 2. Supplemental Financial Information, page F-13

Purchased Intangible Assets, page F-14

3. Please revise future filings to present the aggregate amount of amortization
    expense for *each* of the next five fiscal years as required by paragraph 45 (a) (3)
    of SFAS 142.

    As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief